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                                                                    EXHIBIT 99.2



 Contact:  Bruce C. Wheatley                    Jim Fingeroth/Ruth Pachman/
           Commercial Intertech                 Andrea Bergofin
           330-740-8580                         Kekst and Company
                                                212-593-2655


                                                           FOR IMMEDIATE RELEASE

            COMMERCIAL INTERTECH BOARD UNANIMOUSLY RECOMMENDS THAT
               SHAREHOLDERS REJECT UNITED DOMINION TENDER OFFER;

                COMPANY TO SPIN OFF CUNO UNIT TO SHAREHOLDERS,
                    INITIATES 2.5 MILLION SHARE REPURCHASE

  Youngstown, Ohio: July 12, 1996 -- Commercial Intertech Corp. (NYSE: TEC) announced today that its Board of Directors has voted unanimously to recommend that shareholders reject as inadequate the unsolicited $27 per share tender offer by United Dominion Industries, Ltd., and has reaffirmed the Company's strategic plan which now includes an accelerated initiative to spin off to shareholders 100% of its wholly-owned Cuno Incorporated filtration subsidiary. In addition, the Board unanimously approved a program to repurchase up to 2.5 million of its 15.5 million common shares currently outstanding.

The Board concluded, in light of the Company's long-term strategic plan, its future prospects and other factors, that this is not the time to sell the Company. Therefore, the Board strongly recommends that shareholders not tender their shares to the United Dominion tender offer.

The Board determined that United Dominion's unsolicited tender offer is inadequate and not in the best interests of Commercial Intertech, its shareholders, employees, customers, suppliers, labor organizations, the communities in which it does business, and its other constituencies, and does not adequately reflect the long-term value or prospects of the Company. In making its determination, the Board considered the Company's long-term strategic plan to build value for its shareholders by growing its
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core businesses and establishing a separate public market for Cuno. In connection with its determination, the Board considered the advice of its financial advisor, Goldman, Sachs & Co.

Paul J. Powers, Chairman and Chief Executive Officer of Commercial Intertech, said, "We are disappointed that United Dominion has seen fit to pursue its inadequate offer in this precipitous manner. Our Board firmly believes that the United Dominion offer is inadequate and that the interests of Commercial Intertech, our shareholders and our other constituencies would best be served by continuing as an independent public company to focus on our strategic plan, proceeding with an accelerated initiative to establish a separate identity and trading market for Cuno, and repurchasing some of our shares," Mr. Powers continued.

"Together, these initiatives are designed to provide a balanced package of long-term and short-term value that responds to shareholders with different investment objectives and more accurately reflects the Company's underlying worth. The share repurchase program will provide immediate liquidity to those holders who wish to sell some or all of their shares, while enabling continuing holders to benefit both from the ongoing growth of the Company and Cuno, as well as from the fewer shares that will remain outstanding. We believe these actions offer significantly better value for our shareholders than does the alternative of selling the Company today.

"The spin-off should enhance the abilities of the managements of Commercial Intertech and Cuno to focus more closely on the objectives of their respective businesses, enhance the two companies' ability to create incentives that align the interests of their managements and employees with the performance of their respective companies, and permit Cuno to use its publicly traded stock as a currency for expansion through acquisitions," stated Mr. Powers.

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"Cuno has achieved strong improvements in its operating performance and profitability in recent years and is poised to capitalize upon its status as one of the world's leading filtration companies," Mr. Powers continued. "Our Board has been considering, together with Goldman, Sachs & Co., for a number of months either a 100 percent spin-off or a public offering of up to 20 percent of the stock of Cuno as a first step toward a subsequent spin-off. The Board has now decided to accelerate this process and proceed with a 100 percent spin-off, thereby seeking to provide more direct and immediate value to Commercial Intertech shareholders. This action should enable our shareholders to benefit in the near-term from the value of a high-growth, high-multiple business, which has not previously received appropriate market recognition because of Commercial Intertech's mix of industrial businesses, which typically trade at lower multiples.

"We are also optimistic about Commercial Intertech's continued strong financial performance, as evidenced by the record results we achieved in our 1995 fiscal year, and by the past three straight years of continued improvement in our results. We believe the steps we are announcing today, combined with the continued implementation of our long-term strategic plan, will best enhance value for our shareholders and serve the interests of all of our constituencies," Mr. Powers concluded.

Following the spin-off, Cuno will be led by an experienced management team, which will include Mark G. Kachur as President, and Michael Croft as Senior Vice President. Mr. Powers will be Chairman of the Board. Cuno will be headquartered in Meriden, Connecticut. Following the spin-off, shareholders of Commercial Intertech will hold shares in both Commercial Intertech and Cuno. Cuno is expected to apply for listing of its common stock on the NASDAQ National Market. The implementation of the spin-off is subject to customary conditions, including the receipt of an opinion of counsel regarding the tax-free nature of the transaction.

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The repurchase program will provide investors who desire to obtain liquidity for their investment in the Company with an opportunity to sell all or a portion of their investment in the Company. These shareholders may be more likely to support actions that would make it more difficult for the Company to resist an inadequate bid, which in the view of the Board of Directors would not be in the best interests of the Company, its shareholders and its other constituencies. Accordingly, the repurchase program may stabilize the Company's base of long-term shareholders and may give long-term shareholders who desire to participate in the benefits of the spin-off and the future growth of the Company and Cuno a greater opportunity to do so.

To finance the share repurchase plan, the Company has executed a bridge credit agreement with Mellon Bank. N.A. providing for an unsecured revolving credit facility of up to $60 million, of which $55 million can be used to repurchase shares. In addition, the Company has signed a commitment letter with Mellon for a refinancing credit facility of up to $190 million, subject to customary conditions, to refinance the bridge facility and other outstanding indebtedness, and for other general corporate purposes. The balance of any necessary funds to purchase shares may be drawn down under this refinancing facility.

The share repurchase is expected to be accretive to Commercial Intertech's earnings per common share.

Commercial Intertech has indicated that its directors and officers do not intend to sell shares in connection with the repurchase program, nor to tender to the United Dominion offer.

Mr. Powers also noted that United Dominion has filed litigation in the United States District Court in Columbus, Ohio, seeking a variety of relief, including an injunction aqainst certain Ohio takeover statutes and Commercial Intertech's

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shareholder rights plan. "We have reviewed the matter and intend to defend this action  aggressively," Mr. Powers said.

Commercial Intertech is a multi-national manufacturer of Hydraulic Systems, Building Systems and Metal Products, and Fluid Purification. Employing more than 4,000 men and women around the world, the Company has 35 manufacturing facilities in 10 countries.

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